COMMENTS RECEIVED ON MARCH 31, 2008

FROM CHRISTIAN SANDOE

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, and Wireless Portfolio

POST-EFFECTIVE AMENDMENT NO. 87

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. Automotive Portfolio

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, marketing or sale of automobiles, trucks, specialty vehicles, parts, tires, and related services."

C: The Staff believes that we should define "related services."

R: Disclosure of examples of the types of companies in which the fund may invest, which is included in the "Investment Details" section of the prospectus, provides further context regarding "related services." Accordingly, we have not modified the disclosure.

3. Banking Portfolio

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Banking Industry Concentration. The banking industry can be significantly affected by legislation that has reduced the separation between commercial and investment banking businesses, changed the laws governing capitalization requirements and the savings and loan industry, and increased competition. In addition, the banking industry can be significantly affected by changes in general economic conditions and interest rates."

C: The Staff requests an explanation on how the referenced legislation, that was put into effect several years ago, is still considered a principal investment risk of the fund.

R: Upon review of the disclosure at issue we propose to update it as follows (underlined added; [bracketed] deleted):

Investment Summary:

"Banking Industry Concentration. The banking industry can be significantly affected by [legislation that has reduced the separation between commercial and investment banking businesses, changed the laws governing capitalization requirements and the savings and loan industry, and increased competition. In addition, the banking industry can be significantly affected by] legislation, competition and by changes in general economic conditions and interest rates."

Investment Details:

"The banking industry can be significantly affected by legislation, competition, and changing economic conditions. Changes in legislation in past years have increased competition in the industry. [the recent adoption of legislation that has reduced the separation between commercial and investment banking businesses and changed the laws governing capitalization and the savings and loan industry. While providing diversification, this new legislation could expose banks to well-established competitors, particularly as the historical distinctions between banks and other financial institutions erode. Increased competition can also result from the broadening of regional and national interstate banking powers, which has already reduced the number of publicly traded banks.] In addition, [general economic conditions] interest rate changes can have a significant impact on the banking industry, particularly on [are important to] banks that face exposure to credit losses [and can be significantly affected by changes in interest rates]."

4. Biotechnology Portfolio

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the research, development, manufacture, and distribution of various biotechnological products, services, and processes and companies that benefit significantly from scientific and technological advances in biotechnology."

C: The Staff believes that the underlined language is too broad since most companies would benefit significantly from scientific and technological advances in biotechnology.

R: As disclosed in the "Investment Details" section, these companies may include, for example, companies engaged in the development, manufacturing, or marketing of products based in whole or in part on genetic analysis and genetic engineering. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

5. Construction and Housing Portfolio, Gold Portfolio, Natural Gas Portfolio, and Pharmaceuticals Portfolio

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Construction and Housing Portfolio)

"Normally investing at least 80% of assets in securities of companies principally engaged in the design and construction of residential, commercial, industrial and public works facilities, as well as companies engaged in the manufacture, supply, distribution, or sale of construction and housing products or services."

(Gold Portfolio)

"Investing primarily in companies engaged in exploration, mining, processing, or dealing in gold, or to a lesser degree, in silver, platinum, diamonds, or other precious metals and minerals."

(Natural Gas Portfolio)

"Normally investing at least 80% of assets in securities of companies principally engaged in the production, transmission, and distribution of natural gas, and involved in the exploration of potential natural gas sources, as well as those companies that provide services and equipment to natural gas producers, refineries, cogeneration facilities, converters, and distributors."

(Pharmaceuticals Portfolio)

"Normally investing at least 80% of assets in companies engaged in the research, development, manufacture, sale, or distribution of pharmaceuticals and drugs of all types."

C: The Staff would like us to specify that the companies in which the funds may invest are "principally" engaged in their respective activities.

R: We are not aware of such a requirement and believe the disclosure at issue appropriately describes each fund's principal strategies. In addition, we note that the disclosure on which the Staff commented cannot be changed without 60 days' prior notice to shareholders (or, in the case of Select Gold, shareholder vote).

6. Financials Portfolio

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers."

C: The Staff would like a principal investment strategy for investing in smaller issuers added to the Item 2 disclosure.

R: Investing in smaller issuers is not a principal investment strategy of the fund. The fund is, however, exposed to certain principal investment risks tied to the issuers of the securities it may buy, and not just to the securities themselves. One issuer-specific risk relates to an issuer's relative size and degree of recognition in its industry. Accordingly, the disclosure notes that the value of securities of smaller issuers can be more volatile than that of larger issuers.

7. Gold Portfolio

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Investing up to 25% of assets in gold and other precious metals through a wholly-owned subsidiary."

C: The Staff requests further information regarding the wholly-owned subsidiary.

R: In July 2007, FMR received an IRS private letter ruling on behalf of Select Gold that allows gains earned from investments in commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources) provided the investments are made through a wholly-owned subsidiary. As a result, Fidelity formed a wholly-owned subsidiary of the fund to invest in gold (and other precious metals) so that Select Gold can take advantage of the flexibility afforded by the private letter ruling. We note that this structure is consistent with structures being employed by competitor funds. We will be in contact with the Staff separately regarding the request to set up a call to further discuss the subsidiary.

8. Home Finance Portfolio

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in providing mortgages and other consumer loans and related services associated with home finance."

C: The Staff believes that we should define "other consumer loans and related services associated with home finance."

R: Disclosure of examples of the types of companies in which the fund may invest, which is included in the "Investment Details" section of the prospectus, provides further context regarding "other consumer loans and related services associated with home finance." Accordingly, we have not modified the disclosure.

9. Materials Portfolio

"Investment Summary" (prospectus)

"Principal Investment Risks"

"Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods."

C: The Staff believes that we should define "intermediate goods" and how these fit into the fund's investment strategies.

R: We believe the term "intermediate" goods is commonly understood to mean "unfinished" goods, and call the Staff's attention to the following definition of "materials," which appears under the Principal Investment Strategies heading in the "Investment Details" section for the fund: "Materials refers to industrial or agricultural materials and unfinished goods, such as chemicals, gases, metals, or other natural or synthetic materials." Accordingly, we have not modified the disclosure.

10. Technology Portfolio

"Investment Summary"(prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements."

C: The Staff believes that the underlined language is too broad since virtually every company would benefit significantly from technological advances and improvements.

R: As disclosed in the "Investment Details" section, these companies may include, for example, manufacturers of communications equipment, products, and services, personal computers and other computer hardware components and peripherals; companies developing and marketing internet software and services; providers of information technology and systems integration services; providers of commercial data processing and/or business outsourcing services; companies developing and producing database management, home entertainment, and educational and specialty software; manufacturers of electronic equipment, instruments or components, including copiers and faxes; semiconductor and related equipment manufacturers; and other information technology companies. As it is not possible to have an exhaustive list of all the companies the fund can buy, our disclosure gives a representative sample which we believe is helpful to shareholders and conveys the strategies of the fund.

11. All funds

"Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

12. All funds

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities having the specific characteristics denoted by the fund."

C: The Staff would like us to confirm that a change to the fundamental investment policy must be approved by shareholders and not just by changing the fund name.

R: We confirm that a change to the fundamental investment policy must be approved by shareholders.

13. Banking Portfolio

"Investment Policies and Limitations" (SAI)

"Concentration"

"For purposes of the fund's concentration limitation discussed above, FMR may consider an issuer to be principally engaged in the business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities."

C: The Staff notes that a "plurality" is synonymous with a majority. The Staff requests further information on whether the fund would invest in a company that was involved in many industries and also had a very small banking business that was considered a plurality of business for that specific company.

R: We believe the term "plurality" is commonly understood to mean the larger or greater part of something or a large number, which may or may not be majority. The disclosure at issue recognizes that many companies today are conglomerates with multiple lines of business. As this disclosure is meant to apply across all Select Portfolios, we believe it appropriately complies with the Staff's position that if a registrant uses its own industry classifications they should be reasonable and should be disclosed.

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.